August 22, 2018

Jonathan Bonnette
Chief Executive Officer
Grow Condos, Inc.
722 W. Dutton Road
Eagle Pointe, Oregon 97524

       Re: Grow Condos, Inc.
           Preliminary Information Statement on Schedule 14C
           Filed August 13, 2018
           File No. 000-53548

Dear Mr. Bonnette:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Preliminary Information Statement on Schedule 14C

Voting Securities and Principal Holders Thereof, page 2

1. We note your disclosure that stockholders representing approximately 56% of your outstanding shares of voting stock executed and delivered a written consent authorizing the corporate actions to be taken. However, that ownership percentage does not comport with your beneficial ownership table, and it is not clear how you determined that the requisite voting power to approve the actions was satisfied. Please tell us the method by which the written consent of the consenting stockholders was obtained and identify the stockholders or group of stockholders whose consent you solicited. Disclose the percentage of votes that each represents. Additionally, if necessary, update your beneficial ownership and principal shareholder disclosure.
 Jonathan Bonnette
Grow Condos, Inc.
August 22, 2018
Page 2
The Recapitalization, page 3

2. Disclose whether you have any current plans or intentions to issue shares in connection with your planned recapitalization.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 or Celeste M.
Murphy, Legal Branch Chief, at (202) 551-3257 with any questions.



FirstName LastNameJonathan Bonnette                           Sincerely,
Comapany NameGrow Condos, Inc.
                                                              Division of
Corporation Finance
August 22, 2018 Page 2                                        Office of
Telecommunications
FirstName LastName